EXHIBIT 99.1

April 18, 2023

AVINO DELIVERS STEADY PRODUCTION IN Q1 2023

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) reports another quarter of strong production results of 678,247 silver equivalent ounces, bringing the 12-month trailing total to 2.9 million silver equivalent ounces from the Avino Mine.

Production Highlights – Q1 2023 (Compared to Q1 2022)

•	Silver equivalent production increased 48% to 678,247 oz

•	Silver production increased 43% to 234,338 oz

•	Copper production increased 15% to 1.4 million lbs

•	Gold production increased 185% to 2,286 oz

•	Mill throughput increased by 44% to 159,757 tonnes, a further increase of 5% from Q4 2022

Avino Mine Production – Q1 2023 compared to Q1 2022

	Q1 2023	Q1 2022	Change
Total Mill Feed (dry tonnes)	159,757	111,138	44%
Feed Grade Silver (g/t)	51	50	2%
Feed Grade Gold (g/t)	0.58	0.29	100%
Feed Grade Copper (%)	0.47	0.56	-16%
Recovery Silver (%)	89%	92%	-3%
Recovery Gold (%)	77%	77%	-%
Recovery Copper (%)	84%	89%	-5%
Total Silver Produced (oz)	234,338	164,358	43%
Total Gold Produced (oz)	2,286	801	185%
Total Copper Produced (Lbs)	1,397,637	1,217,349	15%
Total Silver Equivalent Produced (oz)[1]	678,247	457,798	48%

“The Avino Mine continued to provide consistent results in the first quarter of 2023, building on our successful 2022 production results,” said David Wolfin, President and CEO of Avino. “Our twelve-month trailing production of 2.9 million ounces reflects the tremendous achievements of our operations team in ensuring that Avino continues to meet and exceed our expectations. In addition, we continue to focus on executing our 5-year growth strategy to align with our goal of becoming an intermediate producer.”

April 18, 2023 – Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Steady Production in Q1 2023

2023 First Quarter Highlights

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Production at Avino Continues to Deliver: Silver equivalent production of 678,247 ounces is another consistent quarter and represents a 48% increase from Q1 2023. Production decreased when compared to Q3 and Q4 2022, primarily due to ore mining in a lower grade zone of the Avino Mine.

•	Updated Mineral Resource Estimate (“MRE”) including Integration of La Preciosa MRE and Inaugural MREs on the Guadalupe and La Potosina deposits: Together, Avino’s consolidated mineral resources total 368 million silver equivalent ounces. This recent update added a significant boost to the mineral resources at the Avino Property. The measured and indicated silver equivalent ounces increased by 38% to 161 million, silver ounces increased 35% to 70 million, copper tonnes increased 18% to 136.7 thousand, and gold increased 23% to 596,000 ounces.

•	Metallurgical Testing Completed at the Oxide Tailings Project: On April 5, 2023, Avino announced metallurgical results from the testwork program that was completed and will form the basis of the metallurgical analysis in a Pre-Feasibility Study (“PFS) on the project. This Project has been in our portfolio for many years and factors prominently into our five-year growth plan to become an intermediate silver producer in Mexico. These results also build on the studies in the 2017 Preliminary Economic Assessment (“PEA”) and increase the level of confidence in the Project through the extensive testwork completed. In the recent update, The Oxide Tailings mineral resource was increased by 407% in the measured and indicated categories to total 5.7 million tonnes, and an increase of 287% to the silver equivalent ounces resulting in 17.4 million.

•	Dry-Stack Tailings Facility Completed and Operational: The dry-stack tailings facility is now complete and fully operational. During the quarter, the conveyor system was installed and is currently transporting the pressed dry tailings to the Avino open pit area. The dry-stack facility was a top ESG priority and demonstrates a commitment to safety for the community and the environment. In addition, dry-stack tailings require a smaller footprint. A selection of short videos of the facility in operation can be viewed on our website under Videos and Media.

•	Announced ET Area Drilling Results: On January 5, 2023, Avino announced drill results from 4 drill holes at the Avino Elena Tolosa (“ET”) area below the current deepest workings at the mine. These drill results show the Avino Vein to extend a further 315 metres downdip. This exploration program was designed to test the continuity of the steeply dipping mineralization and to understand the genesis of the mineralization. As a result, the Avino Vein is now known to extend 800 metres deep downdip. Additionally, it appears that the Avino Vein is getting richer in copper as we go deeper with a grade of 1.63% copper over 16.66 metres in Hole ET 22. Geological modelling is ongoing to determine the potential geometry and controls of the mineralization. The 2023 drill program is underway with 8,000 metres planned.

•	La Preciosa Update: The Company is conducting community engagement in the nearby towns adjacent to the property and will provide further updates as plans develop. Avino is fully committed to moving this project forward as it factors prominently in the Company’s 5-year growth strategy.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

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April 18, 2023 – Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Steady Production in Q1 2023

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property has the amount of mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.

Footnotes:

1In Q1 2023, AgEq was calculated using metal prices of $22.56 per oz Ag, $1,888 per oz Au and $4.05 per lb Cu. In Q1 2022, AgEq was calculated using metal prices of $23.94 per oz Ag, $1,874 per oz Au and $4.53 per lb Cu.

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